 Exhibit 99.1

10 June 2022

Midatech Pharma PLC

(“Midatech” or the “Company”)

Retirement of Chairman and Proposed Appointment of New Chairman

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, announces that Rolf Stahel, Chairman and non-executive director, intends to retire after the Company’s Annual General Meeting on 20 June 2022 (“AGM”). It is expected that Dr. Stephen Parker will be appointed as non-executive Chairman of the Board, following the AGM.

Stephen Parker has over 30 years’ experience in leadership roles both in the healthcare industry and in advisory roles. Currently, he is Chairman of Sareum Holdings plc (AIM: SAR) and Drishti Discoveries Ltd, a Non-Executive Director of MGC Pharmaceuticals Ltd (LON: MXC) and an Executive Director of sp2 Consulting Limited. Previously, Stephen held a number of executive and board positions at various public and private biotech companies and senior roles at leading investment banks. Stephen has an MBA from City University and a D.Phil. in biochemistry from Oxford University.

Commenting, Stephen Stamp, CEO and CFO of Midatech, said: “On behalf of all stakeholders I would like to thank Rolf for his contribution to Midatech over the last seven years and, from a personal perspective, for his leadership and counsel during my tenure over the last two years. We wish him well in his much deserved retirement. I should also like to welcome Stephen to the Board. Stephen’s broad experience both as an executive in, and senior adviser to, the industry will be invaluable to Midatech in the next stage of the Company’s evolution. I am very much looking forward to working with Stephen.”

Commenting, Stephen Parker, said: “It is a great pleasure to be proposed as a director, and Chairman, of Midatech, whose technology base I have long admired. It is a particular privilege to be asked to succeed Rolf Stahel and I join Stephen in thanking Rolf for his leadership to date. I look forward to working with the Midatech Board and team.”

Commenting, Rolf Stahel, added: “I am handing over the Chairman function to Stephen Parker whose proposed appointment has the unanimous support from the directors of Midatech. I have full confidence that Stephen Parker and Stephen Stamp, together with the other non-executive directors will form a powerful team leading Midatech to its promising future. I would like to thank all stakeholders for the support I have received over the last seven years.”

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker / James Pope Tel: +44 (0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies, to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com